1.           Name of corporation:   HDS INTERNATIONAL CORP.

2.          The articles have been amended as follows: (provide article numbers, if available)

ARTICLE I

Company Name:

The name of this Corporation is GOOD GAMING, INC.

3.    The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  14,450,000,000 OR 82.32%.

4.           Officer Signature (Required):

/s/Vikram Grover
_________________
Signature of Officer